UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
            (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________


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                 SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Press Release dated April 5, 2006 - Sociedad Quimica y Minera de Chile S.A. Closes Offering of Notes due 2016


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                         Conf: /s/ Ricardo Ramos
                              --------------------------
                                  Ricardo Ramos
                            Chief Financial Officer &
                            Business Development SVP

                               Date: April 5, 2006



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[SQM LOGO] [GRAPHIC OMITTED]
                              FOR IMMEDIATE RELEASE


Sociedad Quimica y Minera de Chile S.A. Closes Offering of Notes due 2016

Santiago, Chile, April 5, 2006--Sociedad Quimica y Minera de Chile S.A. (NYSE:
SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) announced that it has closed today an offering pursuant to Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended, of U.S.$200 million aggregate principal amount of its 6.125% Notes due 2016, issued at a discount of 99.746%.

The net proceeds of the offering will be used to refinance existing indebtedness at maturity in September 2006.

The notes will not be and have not been registered under the Securities Act, or any state securities laws, and will not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.